Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim condensed consolidated financial statements and results of operations (“MD&A”) of Xtra-Gold Resources Corp. (“Xtra-Gold” or our “company”) for the three months and nine months ended September 30, 2016 and 2015 should be read in conjunction with the interim condensed consolidated financial statements and the related notes to the company’s interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect Xtra-Gold’s plans, estimates and beliefs. Our company’s actual results could differ materially from those discussed in the forward-looking statements set out herein. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A. Our company’s condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2015, 2014 and 2013 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled “Risk Factors” beginning on page 8 of our 20-F annual report.

Highlights for the Three Month Period Ended September 30, 2016

During the period ended September 30, 2016

•

in connection with our gold recovery operations, we produced 653 ounces of raw gold (1,887 oz. in the nine months ended September 30, 2016). We sold 821 fine ounces of gold at an average price of US$1,269 per ounce (1,665 oz. in the nine months ended September 30, 2016 at an average price of $1,183 per oz.).

•	subsequent to September 30, 2016, we repurchased 203,000 shares for US$40,829 and cancelled them.

•

we completed a 2,639 metre drill program on Cobra Creek zone on the Kibi concession during the September 2016 quarter, including 2,011 metres drilled in the quarter. A total of 2,949 assays were submitted for analysis related to this drill program, including 2,845 in the quarter. The results of the program were reported October 19, 2016 and this report was filed on sedar.

Highlights for the Year Ended December 31, 2015

During the year ended December 31, 2015:

•	in connection with our gold recovery operations, we produced 1,865 ounces of raw gold. We sold 1,754 fine ounces of gold at an average price of US$1,147 per ounce.

•	we repurchased 149,000 shares for US$18,901 and cancelled them.

•	we advanced our knowledge of the Cobra Creek zone on the Kibi concession toward drill ready targets.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing data, grid establishment, geological mapping, geophysical surveying, trenching and pitting to test the areas of anomalous soil samples and reverse circulation (RC) and/or diamond drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

•

an exploration program consisting of additional outcrop stripping / trenching followed by detailed geological mapping and channel sampling to further investigate the auriferous occurrences discovered by the latest prospecting efforts and to further define the strike-extensions of the known gold-bearing shear zones;

•	prospecting / reconnaissance geology of the additional prospective IP/Resistivity targets present along the 2.2 km long Zone 5 grid is also planned; and
•	a drill program of approximately 2000 to 3000 meters at an estimated cost of $500,000.

at our Kwabeng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and
•	the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

•	ongoing geological compilation, prospecting, soil geochemical sampling, and scout trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

•	commenced placer gold recovery operations at these projects in 2015. No further exploration activity is planned at these projects until the Buccaneer litigation is resolved.

As at the date of this report, we have estimated $400,000 for the cost for soil sampling and trenching at our Kibi, Kwabeng and Pameng projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Banso and Muoso properties in 2016. We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2016 budget to carry out our plan of operations is approximately $800,000 to $1,100,000 comprised of $500,000 to $700,000 for our 2016 exploration program ($180,000) and planned drilling program on our Kibi gold project ($300,000 to $500,000) as disclosed in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview and approximately $400,000 for general and administrative expenses, (which excludes approximately $100,000 in non-cash stock-based compensation expense).

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on equity and debt financings to finance its ongoing operations. Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company’s operations, at current levels, over the next year. During the current year and subsequent to 2017, we will require additional capital to implement our plan of operations. We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing. If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock. There can be no assurance that additional financing will be available upon acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

Gold prices slid during 2013, 2014 and again in 2015. Gold opened 2013 at $1,694 and closed 2015 at $1,060. The 2016 year opened with historically high levels of volatility in the face of global economic uncertainty and gold has responded to this volatility with a price increase. The most significant effect on gold prices was U.S. dollar strength against most currencies, as economic reports reflected a U.S. economic recovery in progress.

	Nine		Twelve	Twelve	Twelve
	months	Q3	months	months	months
	2016	2016	2015	2014	2013

High	1,366	1,366	1,295	1,385	1,693
Low	1,077	1,308	1,049	1,142	1,192
Average	1,258	1,335	1,160	1,266	1,411

The tone for the precious metals market in the near future will depend on whether the U.S. dollar will be supported and if the central banks will continue to maintain interest rates at low levels to support economic growth. The continued global easing of monetary policy could lead to higher inflation and further U.S. dollar volatility. This dollar volatility could have a positive impact on gold prices in the future. Conversely, subdued inflation rates and the recovering global economy could put downward pressure on the gold price. Additionally, recent economic events could have a positive effect on the gold price.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies. Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Summary of the last five fiscal years ending December 31

	2015	2014	2013	2012	2011
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated loss for the period	(391,723)	(687,057)	(750,942)	(7,631,636)	(5,794,927)
Net (gain) loss attributable to non-controlling interest	(35,642)	(6,842)	8,849	466,378	470,170
Net loss Xtra-Gold Resources Corp.	(427,365)	(693,899)	(742,093)	(7,165,258)	(5,324,757)
Basic and diluted loss attributable to common shareholders per common share	(0.01)	(0.02)	(0.02)	(0.16)	(0.12)
Total current assets	1,049,334	1,124,733	1,717,195	2,692,522	7,374,906
Total assets	2,491,603	2,713,212	3,616,752	4,836,377	9,823,316
Total current liabilities	391,750	327,193	311,904	404,507	745,860
Total liabilities	391,750	327,193	515,299	931,491	917,255
Working capital	657,584	797,540	1,405,291	1,948,426	6,629,046
Capital stock	45,622	45,811	46,264	46,540	44,569
Total equity	2,099,853	2,386,019	3,101,453	3,904,866	8,906,061
Total Xtra-Gold Resources Corp. equity	3,039,127	3,360,935	4,083,211	4,877,795	9,412,592
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic and diluted weighted average number of common shares outstanding	45,721,507	45,996,481	46,481,748	44,698,113	43,815,678

Summary of Quarterly Results

		Basic and Diluted Income
Three Months Ended	Net Income (Loss)	(Loss) Per Share
	$	$

September 30, 2016	$(152,070)	$(0.00)
June 30, 2016	(296,068)	(0.01)
March 31, 2016	(30,105)	(0.00)
December 31, 2015	116,341	0.00
September 30, 2015	(316,271)	(0.01)
June 30, 2015	(44,670)	(0.00)
March 31, 2015	(182,765)	(0.00)
December 31, 2014	(130,615)	(0.00)
September 30, 2014	(15,068)	(0.00)
June 30, 2014	(293,144)	(0.01)
March 31, 2014	(255,072)	(0.01)
December 31, 2013	(244,225)	(0.01)

Results of Operations for the Three Months Ended September 30, 2016 as Compared to the Three Months Ended September 30, 2015

Our company’s net loss for the three months ended September 30, 2016 was $152,070 as compared to a net loss of $316,271 for the three months ended September 30, 2015, an decrease in loss of $164,201. Most of the decreased loss can be attributed to better gold recovery results. The September 2015 quarter was negatively affected by a complete provision against Accounts Receivable due from Buccaneer related to permit fees for the Banso and Muoso properties, and to non-cash charges for stock-based compensation.

Our company’s basic and diluted net loss per share for the three months ended September 30, 2016 was $0.00 compared to a net loss of $0.01 per share for the three months ended September 30, 2015. The weighted average number of shares outstanding was 48,464,917 at September 30, 2016 compared to 45,726,417 for the three months ended September 30, 2015. Most of the increase in the weighted average number of shares outstanding can be attributed to the private placement of shares in the June 2016 quarter. The 2015 balances were reduced through the Company's share repurchases.

We incurred expenses of $539,857 in the three months ended September 30, 2016 as compared to $291,257 in the three months ended September 30, 2015, an increase of $248,600, which was mostly due to the drill program cost. Amortization for the three months ended September 30, 2016 was $34,830 as compared to $36,553for the three months ended September 30, 2015, a decrease of $1,723, as no equipment was purchased in 2016 or 2015. General and administrative (“G&A”) expenses were $103,052 in the three months ended September 30, 2016 as compared to $185,718 in the three months ended September 30, 2015, a decrease of $82,666. The decrease in G&A expenses in the three months ended September 30, 2016 can be primarily attributed to decreased stock based compensation to $14,876 in Q3 2016 compared with an expense of $106,283 in Q3 2015. Legal costs were reduced due to less Buccaneer litigation activity and marketing costs were increased compared with those in Q3 2015. Exploration costs increased by $332,989 to $401,975 in the three months ended September 30, 2016 as compared to $68,986 for the three months ended September 30, 2015, primarily due the drilling program in Q2 and Q3 of 2016. All exploration costs were expensed in the periods.

During the September 2016 quarter, in connection with our Kibi project, exploration activities focused on the completion of the Phase I drill program initiated in early June on the Cobra Creek Gold Corridor prospect; an approximately 550 metre (“m”) wide, NE-trending, quartz-feldspar porphyry (“QFP”) hosted, multi-structure braided shear zone system traced to date over an approximately 850 m strike length. A total of 43 diamond core boreholes totaling 2,639 m were completed over a 2.75 month period extending from June 7 to August 31, 2016; including 2,011 drill-metres in the present reporting period.

The first pass drill program included: 12 initial exploratory boreholes ranging from 56 m to 220 m in length (1,576 m) designed to test 10 priority auriferous shear targets identified by extensive outcrop stripping / channel sampling efforts, Induced Polarization (“IP”) / Resistivity anomalies spatially associated with auriferous shears, and to gain a better understanding of the litho-structural setting of the gold mineralization; and 31 short, predominantly vertical (-90o) boreholes ranging from 16 m to 63 m in length (1,063 m) designed to better target / dissect relatively flat-lying, gold-bearing extensional veining systems. Twenty of the short holes (775 m) tested the near-surface distribution of auriferous extensional veining arrays within the High Grade Shoot and Tourmaline Zone area at the northeastern extremity of the Main Shear structure.

The results of the Cobra Creek Gold Corridor Phase I drill program were reported by the Company on October 19, 2016; with 26 of the 43 boreholes yielding exploration significant auriferous drill intercepts, including the following highlights:

-

4.5 m grading 10.9 grams per tonne (“g/t”) gold, including 16.28 g/t gold over 2.9 m, and including 57.08 g/t gold over 0.6 m, from 7.1 m down-hole in #CCDD16020; 0.7 m grading 58.73 g/t gold from vertical depth of 27.6 m in #CCDD16024; and 5.5 m grading 6.57 g/t gold, including 11.7 g/t gold over 2 m, from surface in #CCDD16013 (High Grade Shoot); and

-

- 5.2 m grading 9.51 g/t gold, including 37.95 g/t gold over 1.1 m, and including 51.35 g/t gold over 0.6 m, from vertical depth of 1 m in #CCDD16015; and 1.5 m grading 48.1 g/t gold and 0.7 m grading 10.5 g/t gold from vertical depths of 1.5 m and 12 m respectively in #CCDD16022 (High Grade Shoot – NW Branch).

-

Additional exploration efforts on the Kibi project included geological compilation, prospecting, and scout pitting to identify and/or further advance grassroots targets. We did not conduct any exploration activities on our Kwabeng and Pameng projects during the current reporting period.

We reported a gain of $382,109 related to other items for the three months ended September 30, 2016 compared to a loss of $30,135 for the three months ended September 30, 2015. Increased gold recoveries in 2016 and the provision for doubtful debts in 2015 accounted for most of the change.

During the three months ended September 30, 2016, we sold 821 ounces of fine gold from our gold recovery operations and produced 653 of raw gold ounces from the placer gold operations. Our gold receipts, after production costs and royalties, during the three months ended September 30, 2015, generated a gain on gold recovery of $342,900 (September 30, 2015 – $95,142). However, a full allowance against Accounts Receivable for permit fees of $97,493 was taken in Q3 2015, based on our assessment that should we prevail in litigation against Buccaneer, these balances will not be recoverable. This allowance would reduce the gold recovery gain in 2015 and result in a loss of $2,351 if included against gold sales. Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer. These placer gold recovery operations were contracted to local Ghanaian groups. We pay a 5% government royalty on our gold sales. Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended September 30, 2016, our company had a foreign exchange loss of $19,863 compared to a loss of $5,525 in the three months ended September 30, 2015 which can be attributed to a stronger U.S. dollar during the quarter.

Our company’s portfolio of marketable securities had a realized gain of $2,085 and an unrealized gain of $4,958 in the three months ended September 30, 2016 compared to a realized loss of $22,980 and an unrealized gain of $630 in the three months ended September 30, 2015. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period. A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold. At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

We realised a mark-to-market gain of $53,205 in the September 2016 quarter related to embedded derivatives for the Canadian dollar warrant issued as a part of the May 2016 financing.

On July 24, 2015, Buccaneer filed an action in the Ontario Superior Court of Justice against the Company and Mark McGinnis (the “Action”). In the Action, Buccaneer alleges that in July, 2010, Buccaneer and the Company entered into a letter of intent to option the Company’s Banso and Muoso prospecting licenses in Ghana leading to a joint venture between the parties. Buccaneer also alleges that pursuant to the said joint venture, Buccaneer acquired an immediate 55% undivided interest in the alluvial mining rights of the Company’s Banso and Muoso Concessions (the “Concessions”) at the time of the agreement was reached and paid $50,000 for those rights. The Action claims against the defendants damages for breach of contract and breach of fiduciary duty and for an accounting of profits from the sale of alluvial gold recovered from the Concessions. Buccaneer seeks damages in the amount of $5,000,000 plus further amounts and costs to be determined at trial.

The Company believes the claims in the Action are without merit and will vigorously defend the unfounded claims in the event they are raised in an appropriate forum. It is the Company’s position that the matters in issue in the Action are subject to an arbitration agreement and that the Action is not properly before the Ontario court, and the Company intends to seek an order of the Ontario Superior Court of Justice staying the Action. In respect of the allegation in the Action by Buccaneer that it acquired an immediate 55% interest in the alluvial rights to the Concessions, the Company has been unable to locate any record of such alluvial sales agreement or payment in respect thereof, and questions the validity/existence of the same. The Company is reviewing the circumstances of the disclosure made by the Company in respect of an alleged agreement relating to alluvial rights to the Concessions.

Results of Operations for the Nine Months Ended September 30, 2016 as Compared to the Nine Months Ended September 30, 2015

Our company’s net loss for the nine months ended September 30, 2016 was $478,243 as compared to a net loss of $543,706 for the nine months ended September 30, 2015, a decrease in loss of $65,463. Increased gold recovery and a lack of a provision for doubtful debts was partly offset by increased exploration spending related to the drill program in 2016.

Our company’s basic and diluted net loss per share for the nine months ended September 30, 2016 was $0.01 compared to a net loss of $0.01 per share for the nine months ended September 30, 2015. The weighted average number of shares outstanding was 46,903,410 at September 30, 2016 compared to 45,732,664 for the nine months ended September 30, 2015. The increase in the weighted average number of shares outstanding can be mostly attributed to the private placement in Q2 of 2016.

We incurred expenses of $1,118,434 in the nine months ended September 30, 2016 as compared to $701,998 in the nine months ended September 30, 2015, an increase of $416,436. The exploration drill program represents much of the cost increase. Lower legal costs were mostly offset by increased marketing costs in 2016. Decreased amortization resulted from no equipment purchased in 2016 or 2015.

We reported a gain of $641,813 related to other items for the nine months ended September 30, 2016 compared to a gain of $166,188 for the nine months ended September 30, 2015. Improved gold recoveries, no further allowance for doubtful debts, and foreign exchange expense were partly offset by the mark-to-market expense on warrants in the first nine months of 2016, providing most of the difference as compared to the first nine months of 2015. Gold production in the first nine months of 2016 was 1,887 raw ounces of gold and we sold 1,665 fine ounces of gold.

Our company’s portfolio of marketable securities had a realized gain of $2,085 in the nine months ended September 30, 2016 compared to a realized loss of $31,286 in the nine months ended September 30, 2015, due to results on share dispositions. Our company recognized an unrealized gain of $28,271 in the nine months ended September 30, 2016 compared to an unrealized loss of $7,444 in the nine months ended September 30, 2015. Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during the periods.

Liquidity and Capital Resources

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants. During the nine-month period ended September 30, 2016, our company repurchased 105,500 of our shares at a cost of $15,743 (12 months 2015 – 149,000 of our shares at a cost of $18,901). During the nine-month period ended September 30, 2016, our company issued 2,500,000 equity units for net proceeds of $693,728. We also issued 408,000 shares as stock options were redeemed for cash proceeds of $48,756. The proceeds were used to fund a 2,000 metre drill program and for general corporate purposes.

At September 30, 2016, accounts payable and accrued liabilities increased to $381,780 (December 31, 2015 - $246,721), due to an increase in revenue-based costs related to gold sales and due to drill program expenses. Our cash and cash equivalents as at September 30, 2016 were sufficient to pay these liabilities. We believe that our company has sufficient working capital to achieve our 2016 operating plan.

At September 30, 2016, we had total cash and cash equivalents of $1,339,307 (December 31, 2015 - $862,552). Working capital as of September 30, 2016 was $1,116,715 (December 31, 2015 - $657,584). The increase in working capital reflects the private placement in May 2016, prepayments related to marketing, increased investments and increased inventories in 2016. During the nine-month period ended September 30, 2016, our company purchased $86,842 in tradable securities and sold $8,951 in tradable securities.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities. There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at November 9, 2016, June 30, 2016, December 31, 2015, December 31, 2014 and December 31, 2013 were as follows:

	November 9, 2016	September 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Common Shares	48,261,917	48,464,917	45,662,417	45,811,417	46,263,917
Warrants	1,397,000	1,397,000	-	-	964,500
Stock Options	1,920,000	1,920,000	2,235,000	2,426,000	2,489,000
Fully diluted	51,578,917	51,781,917	47,897,417	48,237,417	49,717,417

As of the date of this MD&A, the exercise of all outstanding warrants and options would raise approximately $1.1 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles. Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2016 budget to carry out our plan of operations is approximately $1,000,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B – Information on Xtra-Gold – Business Overview”. These expenditures are subject to change if management decides to scale back or accelerate operations.

We believe that we are adequately capitalized to achieve our operating plan for fiscal 2016. As is typical for junior exploration companies, we will require additional funds from equity sources to maintain the current momentum on our projects. At December 31, 2015, there were no borrowings or capital expenditure commitments made by our company.

Recent Capital Raising Transactions

During May 2016, the Company issued 2,500,000 units at CAD$0.40 per unit for cash proceeds of $693,728 net of costs. Each unit was comprised of one common share and one half of one common share purchase warrant. Each full purchase warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing. The Company also issued 147,000 finders warrants with this financing. Each finders warrant is convertible into one common share of the Company at a price of CAD$0.65 for a period of 15 months from closing.

During the second quarter of 2016, the Company issued 408,000 shares at CAD$0.15 per share for cash proceeds of $48,756 on the exercise of stock options.

There were no capital raising transactions in 2015, 2014, or 2013.

Going Concern

We have incurred net losses of $27,152,980 since inception through September 30, 2016. The report of our independent registered public accounting firm on our financial statements for the years ended December 31, 2015, 2014 and 2013 contains an explanatory paragraph regarding our ability to continue as a going concern based upon an ongoing history of financial losses and because our company is dependent on our ability to raise additional capital, which may not be available when required, to implement our business plan. These conditions are typical for junior exploration companies. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. There are no assurances we will be successful in our efforts to increase our revenues and report profitable operations or to continue as a going concern.

Related Party Transactions

During the nine-month periods ended September 30, 2016 and September 30, 2015, the Company entered into the following transactions with related parties:

	September 30,	September
	2016	30, 2015

Consulting fees paid or accrued to officers or their companies	$402,486	$340,147
Directors’ fees	1,704	5,358

Stock option grants to officers and directors	400,000	—
Stock option grant price range	$0.31	—

Of the total consulting fees noted above, $196,942 (September 30, 2015 - $115,053) was payable by the Company to a private company of which a related party is a 50% shareholder and director. The related party was entitled to receive $98,471 (September 30, 2015 - $57,527) of this amount. As at September 30, 2016, $98,039 (December 31, 2015, $51,096) remains payable to this related company and $5,000 (December 31, 2015, $10,000) remains payable to the related party.

In 2016, a total of 400,000 stock options were issued to an officer of the Company at a strike price of $0.31 per share. A total of $89,643 was included in consulting fees related to these options. A total of 1,231,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.15 per share and a total of 424,000 stock options previously granted to related parties were amended in 2015 by re-pricing these options to CAD$0.225 per share.

Material Commitments
Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

•	to the Minerals Commission of Ghana for:

•	an extension of an expiry date of a prospecting license (currently $15,000 for each occurrence);
•	a grant of a mining lease (currently $100,000);
•	an extension of a mining lease (currently $100,000);
•	annual operating permits; and
•	the conversion of a reconnaissance license to a prospecting license (currently $20,000);

•	to the Environmental Protection Agency of Ghana for:

•	processing and certificate fees with respect to EPA permits;
•	the issuance of permits before the commencement of any work at a particular concession; or
•	the posting of a bond in connection with any mining operations undertaken by our company; and

•

for a legal obligation associated with our mineral properties for clean up costs when work programs are completed. We are committed to expend an aggregate of less than $500 in connection with annual ground rent and mining permits to enter upon and gain access to the area covered by our mining leases and future reconnaissance and prospecting licenses for our following concessions and such other financial commitments arising out of any approved exploration programs in connection therewith:

•	the Apapam concession (Kibi project);
•	the Kwabeng concession (Kwabeng project);
•	the Pameng concession (Pameng project);
•	the Banso concession (Banso project); and
•	the Muoso concession (Muoso project).

Upon and following the commencement of gold production at any of our projects, a royalty of the net smelter returns is payable quarterly to the Government of Ghana as prescribed by legislation.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities. While we do not expect we will be buying any equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Significant Accounting Applications

Application of Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Generally accepted accounting principles

These condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America (“US GAAP”).

Principles of consolidation

These condensed consolidated financial statements include the accounts of our company, our wholly owned subsidiaries, Xtra Energy (from October 31, 2003), XG Exploration (from February 16, 2004), XOG (from October 20, 2005) and XOGG (from March 2, 2006) and our 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes. Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

Our company considers highly liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2016 and December 31, 2015, cash and cash equivalents consisted of cash held at financial institutions.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. No allowance for doubtful accounts was recorded during the nine-month period ended September 30, 2016. During the year ended December 31, 2015 the Company recorded allowance for doubtful accounts of $97,493.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost and net realizable value. The Company’s inventory consists of raw gold. Costs are determined using the first-in, first-out (“FIFO”) method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

Our company’s trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The condensed consolidated financial statements include the accounts of XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated upon consolidation. Our company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%
Vehicles	30%
Exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value. Exploration costs incurred on mineral properties are expensed as incurred. Development costs incurred on proven and probable reserves will be capitalized. Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses). When our company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Long-lived assets

Long-lived assets held and used by our company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

Our company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. Our company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock-based compensation under the provisions of ASC 718, “Compensation-Stock Compensation”. Under the fair value recognition provisions, stock-based compensation expense is measured at the grant date for all stock-based awards to employees and directors and is recognized as an expense over the requisite service period, which is generally the vesting period. The Black-Scholes option valuation model is used to calculate fair value.

The Company accounts for stock compensation arrangements with non-employees in accordance with ASC 505 which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period on a straight-line basis. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model.

Warrants

Our company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Income taxes

Our company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Loss per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the year. To calculate diluted loss per share, the Company uses the treasury stock method and the if converted method. As of September 30, 2016 and December 31, 2015, there were 1,397,000 warrants and 1,920,000 stock options (December 31, 2015 - 2,235,000 stock options) outstanding which have not been included in the weighted average number of common shares outstanding as these were anti-dilutive.

Foreign exchange

Our company’s functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end. Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation. Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

Our company’s financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities. It is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of these financial instruments approximate their carrying values unless otherwise noted. Our company has its cash primarily in financial institutions in Toronto, Ontario, Canada.

Fair value of financial assets and liabilities

Our company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Our company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short term nature of these instruments. Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of June 30, 2016, and indicates the fair value hierarchy of the valuation techniques our company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset:

			Significant
		Quoted Prices	Other	Significant
		in Active	Observable	Unobservable
	September 30,	Markets	Inputs	Inputs
	2016	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	$1,339,307	$1,339,307	$—	$—
Restricted cash	221,322	221,322	—	—
Marketable securities	216,696	216,696	—	—
Total	$1,777,325	$1,777,325	$—	$—

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash. The Company maintains cash in bank accounts that, at times, may exceed federally insured limits. As of September 30, 2016, the Company held $796,637 (December 31, 2015- $468,750) in low risk money market funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

Recently Adopted Accounting Pronouncements

Our company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our company’s consolidated financial position, results of operations or cash flows.

Recent accounting pronouncements

In February 2015, the FASB issued ASU 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis," which makes changes to both the variable interest model and voting interest model and eliminates the indefinite deferral of FASB Statement No. 167, included in ASU 2010-10, for certain investment funds. All reporting entities that hold a variable interest in other legal entities will need to re-evaluate their consolidation conclusions as well as disclosure requirements. This ASU is effective for annual periods beginning after December 15, 2015, and early adoption is permitted, including any interim period. The Company does not expect the adoption of this guidance to have an impact on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting”. This simplifies accounting for several aspects of share-based payment including income tax consequences, classification of awards as either equity or liability and classification on the statement of cash flows. For public entities, this update is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company does not anticipate a significant impact upon adoption.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash flow - classification of certain cash receipts and cash payments”. The amendments in this Update provide guidance on eight specific cash flow issues including debt payment or debt extinguishment costs, settlement of zero-coupon debt instrument, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interest in securitization transactions, and separately identifiable cash flows and application of the predominance principle. For public entities, this update is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those annual periods. The Company does not anticipate a significant impact upon adoption.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or our company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold’s properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Forward-Looking Statements	Assumptions	Risk Factors

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects. Economic, political and industry market conditions will be favourable.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold’s existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2016

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra- Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Forward-Looking Statements	Assumptions	Risk Factors
Plans, costs, timing and capital for future exploration and development of Xtra-Gold’s properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management’s outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold’s ability to predict or control. Please also make reference to those risk factors listed in the “Risk Factors” section above. Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated: November 9, 2016